UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
KBS FASHION GROUP LIMITED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y46002203
(CUSIP Number)
Alliance Investment Management Limited, 7 Belmont Road, Kingston 5
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 22, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ? Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ?240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. Y46002203

13D

Page 2 of 4 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alliance Investment Management Limited


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Jamaica








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

195,488


8.

SHARED VOTING POWER

00,000


9.

SOLE DISPOSITIVE POWER

195,488


10.

SHARED DISPOSITIVE POWER

00,000






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,488


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.61%


14.

TYPE OF REPORTING PERSON (see instructions)

IC








CUSIP No. Y46002203

13D

Page 3 of 4 Pages










Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.






CUSIP No. Y46002203

13D

Page 4 of 4 Pages





SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Peter D. Chin


President


July 2, 2018